Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2021 and 2020

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2021 (Unaudited)		December 31, 2020 (Audited)		June 30, 2020 (Unaudited)			June 30, 2021 (Unaudited)		December 31, 2020 (Audited)		June 30, 2020 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%	LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT ASSETS							CURRENT LIABILITIES
Cash and cash equivalents	$32,139	6	$30,420	6	$19,150	4	Short-term loans	$60	—	$67	—	$60	—
Financial assets at fair value through profit or loss	2	—	10	—	8	—	Short-term bills payable	—	—	6,999	1	15,990	3
Hedging financial assets	—	—	2	—	2	—	Financial liabilities at fair value through profit or loss	1	—	—	—	—	—
Contract assets	5,354	1	5,331	1	4,519	1	Hedging financial liabilities	14	—	—	—	—	—
Trade notes and accounts receivable, net	21,952	4	22,622	5	26,711	5	Contract liabilities	13,578	3	13,437	3	18,191	4
Receivables from related parties	44	—	230	—	25	—	Trade notes and accounts payable	12,944	3	15,591	3	12,478	3
Inventories	11,521	2	12,409	3	18,140	4	Payables to related parties	344	—	646	—	377	—
Prepayments	5,464	1	2,306	—	4,877	1	Current tax liabilities	5,631	1	6,157	1	5,380	1
Other current monetary assets	18,889	4	6,124	1	6,665	1	Lease liabilities	3,311	1	3,382	1	3,235	1
Other current assets	3,503	1	2,349	—	2,088	—	Dividends payable	33,404	6	—	—	32,783	6

							Other payables	21,425	4	23,988	5	20,643	4
Total current assets	98,868	19	81,803	16	82,185	16	Provisions	318	—	314	—	200	—

							Current portion of long-term loans	1,600	—	1,600	—	—	—
NONCURRENT ASSETS							Other current liabilities	954	—	1,042	—	956	—

Financial assets at fair value through profit or loss	904	—	677	—	709	—	Total current liabilities	93,584	18	73,223	14	110,293	22

Financial assets at fair value through other comprehensive income	3,636	1	7,193	1	6,900	2	NONCURRENT LIABILITIES
Investments accounted for using equity method	7,080	1	6,695	1	7,042	1	Long-term loans	—	—	—	—	1,600	—
Contract assets	2,383	—	2,495	—	2,456	—	Bonds payable	26,974	6	19,980	4	—	—
Property, plant and equipment	282,692	55	281,416	56	279,608	55	Contract liabilities	7,024	1	7,289	2	6,766	2
Right-of-use assets	10,696	2	11,009	2	11,332	3	Deferred income taxes liabilities	2,077	—	1,967	—	1,947	—
Investment properties	9,600	2	9,621	2	8,214	2	Provisions	132	—	101	—	101	—
Intangible assets	87,071	17	90,285	19	93,390	19	Lease liabilities	6,026	1	6,215	1	6,381	1
Deferred income tax assets	3,066	1	3,133	1	3,260	1	Customers’ deposits	4,815	1	4,827	1	4,634	1
Incremental costs of obtaining contracts	945	—	1,000	—	956	—	Net defined benefit liabilities	3,415	1	3,415	1	3,566	1
Net defined benefit assets	3,754	1	3,373	1	2,253	—	Other noncurrent liabilities	2,018	—	1,890	—	1,833	—

Prepayments	1,994	—	2,214	—	2,496	—	Total noncurrent liabilities	52,481	10	45,684	9	26,828	5

Other noncurrent assets	4,881	1	5,266	1	4,996	1	Total liabilities	146,065	28	118,907	23	137,121	27

Total noncurrent assets	418,702	81	424,377	84	423,612	84

							EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
							Common stocks	77,574	15	77,574	15	77,574	15

							Additional paid-in capital	149,806	29	149,790	30	149,786	30

							Retained earnings
							Legal reserve	77,574	15	77,574	15	77,574	15
							Special reserve	2,676	1	2,676	1	2,676	1
							Unappropriated earnings	52,818	10	67,574	13	50,932	10

							Total retained earnings	133,068	26	147,824	29	131,182	26

							Others	(241)	—	927	—	188	—

							Total equity attributable to stockholders of the parent	360,207	70	376,115	74	358,730	71
							NONCONTROLLING INTERESTS	11,298	2	11,158	3	9,946	2

							Total equity	371,505	72	387,273	77	368,676	73

TOTAL	$517,570	100	$506,180	100	$505,797	100	TOTAL	$517,570	100	$506,180	100	$505,797	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$49,601	100	$47,808	100	$99,702	100	$95,958	100
OPERATING COSTS	31,058	63	29,801	63	62,951	63	60,192	63

GROSS PROFIT	18,543	37	18,007	37	36,751	37	35,766	37

OPERATING EXPENSES
Marketing	5,044	9	5,177	11	9,929	9	10,250	11
General and administrative	1,280	3	1,149	2	2,583	3	2,362	2
Research and development	893	2	961	2	1,768	2	1,897	2
Expected credit loss	43	—	98	—	87	—	104	—

Total operating expenses	7,260	14	7,385	15	14,367	14	14,613	15

OTHER INCOME AND EXPENSES	—	—	(11)	—	3	—	(12)	—

INCOME FROM OPERATIONS	11,283	23	10,611	22	22,387	23	21,141	22

NON-OPERATING INCOME AND EXPENSES
Interest income	28	—	33	—	46	—	72	—
Other income	49	—	287	1	91	—	330	—
Other gains and losses	95	—	(68)	—	259	—	(29)	—
Interest expenses	(55)	—	(48)	—	(106)	—	(90)	—
Share of profits of associates and joint ventures accounted for using equity method	76	—	139	—	116	—	174	—

Total non-operating income and expenses	193	—	343	1	406	—	457	—

INCOME BEFORE INCOME TAX	11,476	23	10,954	23	22,793	23	21,598	22
INCOME TAX EXPENSE	891	2	758	2	3,570	4	3,302	3

NET INCOME	10,585	21	10,196	21	19,223	19	18,296	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(65)	—	956	2	(1,010)	(1)	(330)	—
Gain or loss on hedging instruments subject to basis adjustment	(12)	—	2	—	(16)	—	2	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures	—	—	—	—	1	—	—	—

	(77)	—	958	2	(1,025)	(1)	(328)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(11)	—	$(68)	—	$(48)	—	$(80)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	(1)	—	(1)	—	(1)	—	(1)	—

	(12)	—	(69)	—	(49)	—	(81)	—

Total other comprehensive income (loss), net of income tax	(89)	—	889	2	(1,074)	(1)	(409)	—

TOTAL COMPREHENSIVE INCOME	$10,496	21	$11,085	23	$18,149	18	$17,887	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,215	20	$9,881	20	$18,553	19	$17,731	18
Noncontrolling interests	370	1	315	1	670	—	565	1

	$10,585	21	$10,196	21	$19,223	19	$18,296	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,126	20	$10,778	22	$17,480	18	$17,332	18
Noncontrolling interests	370	1	307	1	669	—	555	1

	$10,496	21	$11,085	23	$18,149	18	$17,887	19

EARNINGS PER SHARE
Basic	$1.32		$1.28		$2.39		$2.29

Diluted	$1.32		$1.27		$2.39		$2.28

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
			Retained Earnings				from the	Gain or Loss			Total Equity
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Translation of the Foreign Operations	on Financial Assets at FVOCI	Gain or Loss on Hedging Instruments	Total Others	Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2020	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$735	$—	$587	$374,157	$10,115	$384,272
Appropriation of 2019 earnings Cash dividends declared by Chunghwa	—	—	—	—	(32,783)	(32,783)	—	—	—	—	(32,783)	—	(32,783)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(775)	(775)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2020	—	—	—	—	17,731	17,731	—	—	—	—	17,731	565	18,296
Other comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	—	—	(73)	(328)	2	(399)	(399)	(10)	(409)

Total comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	17,731	17,731	(73)	(328)	2	(399)	17,332	555	17,887

Share-based payment transactions of subsidiaries	—	24	—	—	—	—	—	—	—	—	24	51	75

BALANCE, JUNE 30, 2020	$77,574	$149,786	$77,574	$2,676	$50,932	$131,182	$(221)	$407	$2	$188	$358,730	$9,946	$368,676

BALANCE, JANUARY 1, 2021	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273
Appropriation of 2020 earnings Cash dividends recognized by Chunghwa	—	—	—	—	(33,404)	(33,404)	—	—	—	—	(33,404)	—	(33,404)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(575)	(575)
Net income for the six months ended June 30, 2021	—	—	—	—	18,553	18,553	—	—	—	—	18,553	670	19,223
Other comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	1	1	(50)	(1,008)	(16)	(1,074)	(1,073)	(1)	(1,074)

Total comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	18,554	18,554	(50)	(1,008)	(16)	(1,074)	17,480	669	18,149

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94	94	—	(94)	—	(94)	—	—	—
Share-based payment transactions of subsidiaries	—	16	—	—	—	—	—	—	—	—	16	46	62

BALANCE, JUNE 30, 2021	$77,574	$149,806	$77,574	$2,676	$52,818	$133,068	$(365)	$138	$(14)	$(241)	$360,207	$11,298	$371,505

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$22,793	$21,598
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	15,760	15,449
Amortization	3,283	2,124
Amortization of incremental costs of obtaining contracts	395	390
Expected credit loss	87	104
Interest expenses	106	90
Interest income	(46)	(72)
Dividend income	—	(236)
Compensation cost of share-based payment transactions	9	3
Share of profits of associates and joint ventures accounted for using equity method	(116)	(174)
Loss (gain) on disposal of property, plant and equipment	(3)	12
Loss on disposal of financial instruments	—	2
Loss on disposal of investments accounted for using equity method	—	6
Provision for impairment loss and obsolescence of inventory	32	196
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(224)	68
Others	(90)	(54)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	90	67
Trade notes and accounts receivable	644	(344)
Receivables from related parties	187	(8)
Inventories	856	(991)
Prepayments	(2,938)	(2,793)
Other current monetary assets	(986)	117
Other current assets	(1,154)	342
Incremental cost of obtaining contracts	(341)	(403)
Increase (decrease) in:
Contract liabilities	(124)	1,276
Trade notes and accounts payable	(2,647)	(2,833)
Payables to related parties	(302)	(277)
Other payables	(3,201)	(3,302)
Provisions	36	(3)
Other current liabilities	(66)	(18)
Net defined benefit plans	(381)	(64)

Cash generated from operations	31,659	30,272
Interest paid	(45)	(100)
Income tax paid	(3,920)	(3,701)

Net cash provided by operating activities	27,694	26,471

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(89)	$(77)
Proceeds from disposal of financial assets at fair value through other comprehensive income	2,906	—
Acquisition of financial assets at fair value through profit or loss	(12)	(39)
Proceeds from disposal of financial assets at fair value through profit or loss	18	30
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(15,131)	(2,693)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	3,027	3,801
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	—	15
Acquisition of investments accounted for using equity method	(330)	—
Acquisition of property, plant and equipment	(14,995)	(9,244)
Proceeds from disposal of property, plant and equipment	17	25
Acquisition of intangible assets	(68)	(47,467)
Acquisition of investment properties	—	(54)
Decrease in other noncurrent assets	313	42
Interest received	39	78
Dividends received	103	38

Net cash used in investing activities	(24,202)	(55,545)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	173	70
Repayments of short-term loans	(180)	(100)
Proceeds from short-term bills payable	5,000	29,000
Repayments of short-term bills payable	(12,000)	(13,000)
Proceeds from issuance of bonds	7,000	—
Payments for transaction costs attributable to the issuance of bonds	(8)	—
Decrease in customers’ deposits	(33)	(124)
Payments for the principal of lease liabilities	(1,900)	(2,006)
Increase in other noncurrent liabilities	127	289
Cash dividends distributed to noncontrolling interests	—	(7)
Change in other noncontrolling interests	53	72

Net cash provided by (used in) financing activities	(1,768)	14,194

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(5)	$(20)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,719	(14,900)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,420	34,050

CASH AND CASH EQUIVALENTS, END OF PERIOD	$32,139	$19,150

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2021 and 2020

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three months ended June 30, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2021 and 2020 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.